Filed by Legato Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Bloomberg Markets Interview

Amanda Lang, Matt Miller, and Eric Rosenfeld

May 25, 2021

Bloomberg: This is Bloomberg Markets, I’m Amanda Lang with Matt Miller, and we have seen one of the oldest companies in Canada being brought back to the public markets in short order, that is, of course, as a SPAC brings Algoma Steel, uh, out of privacy in an acquisition. Earlier the CEO of Algoma, Michael McQuade, spoke to BNN Bloomberg about the value of this transaction. Have a listen:

Michael McQuade: As we’ve moved through the last several quarters, looking to strategically move Algoma forward and, opted for the SPAC transaction, which should provide sufficient influx of cash to our balance sheet that will allow us to pursue and advance strategic initiatives.

Bloomberg: Eric Rosenfeld is the Chief SPAC Officer of Legato Merger, which, of course, is the acquirer here. Eric, great to have you with us. And, let’s just, I actually want to start squarely there, which is, you know, you obviously, you have dry powder, you’re looking for a deal, uh, why Algoma? What appeals to you about this what can you do with it that makes this the right move for you?

Eric Rosenfeld: Well Algoma is the perfect target for us. We started Legato in January when we took it public, and we're looking for company in particular industries: engineering and construction, infrastructure, industrials, and renewables, and Algoma really is just the type of company that we were looking for. It's a company that has real revenues, is generating tremendous EBITDA, tremendous cash flow. The valuation that we're merging with Algoma at is only 1.9 times enterprise value over EBITDA which is, I think is just remarkable. The valuation of the company is $1.7 billion and they're expecting $901 million in EBITDA this year. We think the company has great management and it's in a company where there's tremendous tailwinds, steel prices are at record highs, and we think that it's going to be a great combination for our shareholders.

Bloomberg: Talk to us about the PIPE, Eric. What kind of private placement? What kind of investor involvement have you got here?

Eric Rosenfeld: So we raised $100 million PIPE. On top of that, we have $236 million. These are U.S. dollars in our SPAC. And we had a lot of interest in the PIPE. We have significant investment from strategic steel industry participants also, from a number of other professional investors that have bought common stock at $10. And that certainly validates the valuation that's been put on the company.

Bloomberg: There will be those who wonder about that highly cyclical nature of this business and your ability to get enough efficiencies out of it given where steel prices are now, and where they might go. I assume you're bullish on the direction of the resources sector in general but is there some concern here about what you have to do and how quickly to make sure that everything stays stable?

Eric Rosenfeld: No, no there isn't concern. There is not concern because we didn't, we're not just buying the company because things are good right now. Over a long-term period, we think that there's a 15 percent free cash flow yield at the valuation that we're merging with right now. There are lots of benefits. The trade agreement between the United States, Canada, and Mexico allows that there are not tariffs on Canadian steel coming into the U.S. There's tremendous demand. Some of the uses for Algoma Steel are in Ford F150s and the Broncos and Tesla. There's been a lot of demand from Ford. This this is even before the infrastructure bill gets passed and we have that much more demand from that. And, uh, so--

Bloomberg: How much more demand? Eric, first of all, I can't wait to see that Ford Bronco come out into the market, and drive one. But what kind of demand do you expect from the infrastructure bill? It'll likely be bigger than just Bronco fans.

Eric Rosenfeld: It will. There's not a number that that's put on it yet. Might be somewhere between $600 billion and $2 billion [sic $2 trillion]. But over a period of five to eight years that's probably going to add to increased demand for steel. And a lot of governments realize that, you know, a way to make sure that we totally get out of the downturn from covid is from infrastructure. And that's infrastructure and building is the largest industry in the world. And that's one of the reasons that we were looking in that area. And we're very happy with what we see on the, on the horizon here.

Bloomberg: Eric, has obviously been at a ton of activity in the SPAC space. There's still a fair amount of dry powder out there. Give me your sense of where you think we are. If there is if there's some cyclicality to that market and possibly some valuation issues ahead. Do you think there's a lot of runway for the SPACS that have yet to deploy capital?

Eric Rosenfeld: Well you know a number of SPACs that have been announcing deals with companies based on a multiple of 2025 projected revenues. And in my opinion, that's not the way to do a SPAC deal. We've always looked for companies that are real companies that generate cash that have earnings. And that's what we've found in Algoma. I think that, you know, SPACS do deals with companies that actually have revenue and profits, then they may be able to come up with good deals.

Bloomberg: Eric, thanks so much for joining us, great to have you on such an important day. Eric Rosenfeld, Chief SPAC Officer at Legato Merger Corp., talking to us about Algoma.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.